U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

     [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
_______________________________________________________________________________
1.   Name and Address of Reporting Person*

Narigon                                David               O.
-------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

Box 398, RR#2
-------------------------------------------------------------------------------
                                    (Street)

Monroe                                Iowa               50170
-------------------------------------------------------------------------------
   (City)                           (State)              (Zip)
_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

             EMC INSURANCE GROUP INC.   EMCI
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)
###-##-####
_______________________________________________________________________________
4.   Statement for Month/Day/Year

02/07/03
_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

Senior Vice President
_______________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
_______________________________________________________________________________
*  If the Form is filed by more than one  Reporting  Person,  see  Instruction
   4(b)(v).


TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

===================================================================================================================================
:                                        :        :         :         :        4.          :     5.      :            :           :
:                                        :        :         :         :    Securities      : Amount of   :    6.      :           :
:                                        :        :   2A.   :    3.   :  Acquired (A) or   : Securities  :Ownership   :           :
:                                        :        : Deemed  : Trans-  :  Disposed of (D)   :Beneficially :  Form:     :     7.    :
:                                        :    2.  :Execution: action  :(Instr. 3, 4 and 5) :Owned Follow-: Direct (D) :  Nature of:
:                                        : Trans- :Date, if :  Code   : -------------------:ing Reported :    or      :  Indirect :
:                 1.                     : action :  any    :(Instr.8):         :(A):      :Transactions :Indirect (I): Beneficial:
:         Title of Security              :  Date  :mm/dd/yy :---------: Amount  :or : Price: (Instr. 3   : (Instr. 4) :  Ownership:
:             (Instr. 3)                 :mm/dd/yy:         :Code:  V :         :(D):      :    and 4)   :            : (Instr. 4):
:________________________________________:________:_________:____:____:_________:_____:____:_____________:____________:___________:
:                                        :        :         :    :    :         :     :    :             :            :           :
:EMC Insurance Group Inc. - Common Stock :        :         :    :    :         :     :    : 11,889.7053 :     D      :           :
:----------------------------------------:--------:-------- :----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
===================================================================================================================================



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
  (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================
:               :       :        :        :       :            :                 :                :      :   9.   :       :       :
:               :       :        :        :       :            :                 :                :      : Number :       :       :
:               :       :        :        :       :            :                 :                :      :   of   :  10.  :       :
:               :       :        :        :       :            :                 :                :      : Deriv- :Owner- :       :
:               :       :        :        :       :            :                 :                :      : ative  : ship  :       :
:               :       :        :        :       :            :                 :                :      : Secur- : Form  :       :
:               :  2.   :        :        :       :            :                 :                :      : ities  :  of   :       :
:               :Conver-:        :  3A.   :       :     5.     :                 :       7.       :      : Bene-  :Deriv- :  11.  :
:               : sion  :        :Deemed  :       : Number of  :                 :Title and Amount:      :ficially: ative :Nature :
:               :  or   :        :Exec-   :       :Derivative  :        6.       : of Underlying  :   8. : Owned  :Secur- :  of   :
:               : Exer- :        :ution   :  4.   :Securities  :       Date      :   Securities   : Price:Follow- : ity   : In-   :
:               : cise  :  3.    :Date if :Trans- :Acquired (A): Exercisable and :(Instr. 3 and 4):  of  :ing     :Direct :direct :
:               : Price :Trans-  :any     :action :or Disposed : Expiration Date :----------------:Deriv-:Reported:  (D)  :Bene-  :
:     1.        :  of   :action  :(Month/ : Code  :   of(D)    : (Month/Day/Year):        :Amount : ative:Trans-  :or In- :ficial :
: Title of      :Deriv- : Date   : Day/   :(Instr.: (Instr. 3, :-----------------:        :  or   :Secur-:actions :direct :Owner- :
: Derivative    : ative :(Month/ : Year)  :  8)   :  4 and 5)  : Date   : Expira-:        :Number : ity  :        :  (I)  : ship  :
:  Security     :Secur- : Day/   :        :------ :-----:------: Exer-  :  tion  :        :  of   :(Instr:(Instr. :(Instr.:(Instr.:
: (Instr. 3)    :  ity  : Year)  :        :Code V : (A) :  (D) : cisable:  Date  :  Title :Shares :   5) :   4)   :  4)   :   4)  :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
: ISO           :$16.88 :2/7/03  :        :  A    :1,000:      :Note 1  :2/7/13  :        :1,000  :      : 1,000  :       :       :
: (Right to Buy):       :        :        :       :     :      :        :        :Common  :       :      :        :   D   :       :
:               :       :        :        :       :     :      :        :        :Stock   :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
: ISO           :       :        :        :       :     :      :        :        :        :       :      : 15,182 :   D   :       :
: (Right to Buy):       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
===================================================================================================================================

Note 1: This option vests in five equal annual installments beginning February 7, 2004




By:  /s/ David O. Narigon                                 February 10, 2003
---------------------------------------------            ----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).